Dreyfus
A Bonds Plus, Inc.

ANNUAL REPORT March 31, 2006



Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus A Bonds Plus, Inc., covering the 12-month period from April 1, 2005, through March 31, 2006.

After several years of remarkable resilience in the face of rising short-term interest rates, we recently have seen signs that long-term bond yields are moving higher. By the end of March, yields of 10-year U.S. Treasury securities stood at their highest level since May 2004. Nonetheless, the difference between short-term interest rates and longer-term bond yields has remained near historically narrow levels. In fact, at times during the first quarter of 2006, short-term interest rates were higher than longer-term yields, resulting in a relatively unusual condition known as an *inverted yield curve*. Although analysts in the past have regarded an inverted yield curve as a sign of impending recession, we believe that robust investor demand for longer-term U.S. government securities is primarily responsible for today's narrow yield differences.

Indeed, our chief economist, Richard Hoey, currently expects continued U.S. economic growth. However, the economic expansion may begin to rely less on consumer spending and more on corporate capital investment, exports and non-residential construction. In addition, inflationary pressures may increase moderately due to tighter labor markets and strong demand for goods and services. Clearly, changes in the economic climate might benefit some areas of the financial markets more than others. As always, we encourage you to talk with your financial advisor to discuss investment options that may be suitable for you in this environment.

For more information about how the fund performed, as well as information on market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
April 17, 2006



DISCUSSION OF FUND PERFORMANCE

Catherine Powers, Portfolio Manager

How did Dreyfus A Bonds Plus, Inc. perform relative to its benchmark?

For the 12-month period ended March 31, 2006, the fund achieved a total return of 2.39% and produced aggregate income dividends of $0.65 per share.[1] In comparison, the fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 2.26% for the same period.[2]

The reporting period proved to be a relatively challenging one for U.S. government securities and investment-grade corporate bonds, which were held back by rising interest rates and turmoil in the financially troubled automotive sector, respectively. The fund produced a higher return than that of its Index, partly due to modest allocations to emerging-markets bonds, non-dollar-denominated securities, high yield bonds and Treasury Inflation Protected Securities ("TIPS") that are not part of the benchmark.

What is the fund's investment approach?

The fund seeks to maximize total return, consisting of capital appreciation and current income. The fund invests at least 80% of its assets in bonds that, when purchased, are rated single-A or better, or if unrated, deemed to be of comparable quality by Dreyfus.

When selecting securities for the fund, we first examine U.S. and global economic conditions and other market factors in an effort to determine what we believe is the likely direction of long- and short-term interest rates. Using a research-driven investment process, we then attempt to identify potentially profitable sectors before they are widely perceived by the market. Finally, we look for underpriced or mispriced securities within those sectors that, in our opinion, appear likely to perform well over time.

What other factors affected the fund's performance?

In its ongoing effort to forestall potential inflationary pressures, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates throughout the reporting period, increasing the overnight federal funds rate eight consecutive times to 4.75%. For most of the reporting period, robust demand from overseas investors helped longer-term bond prices hold up surprisingly well, even in the face of rising short-term interest rates. However, investor sentiment appeared to shift during the first quarter of 2006 as analysts revised upward their interest-rate expectations amid stronger growth, and longer-term bond yields finally began to move higher.

The portfolio benefited during the first half of the reporting period from narrowing yield differences by adopting a "barbell" strategy that underweighted intermediate-maturity bonds in favor of cash and 30-year securities. We have moved to a more "bulleted" strategy after the yield curve had flattened substantially, focusing on bonds with three- to five-year maturities. The corporate bond market came under particular pressure last year with the downgrades of both Ford and General Motors to below investment grade. Despite heightened "event risk," we were able to boost the fund's returns by establishing well-diversified positions in attractively priced BBB-rated corporate bonds. In an environment of increased merger and leveraged buy-out activity, many corporations have brought deals to the market containing covenants favorable to bondholders. We have used this as an opportunity to purchase select issues with added protections for bondholders.

The fund also benefited from modest allocations to market sectors that are not represented in the Index. For example, the fund enjoyed attractive results from investments in the sovereign debt of emerging markets, such as Argentina, Brazil and Russia, where credit quality continues to improve. The portfolio's position in international bonds denominated in the euro helped capitalize on lower interest rates in Europe relative to the United States. In addition, tactical allocations to

TIPS benefited from rising inflation accruals and higher inflation expectations as oil prices surged. Our exposure to the high yield market enabled the fund to participate in the relatively strong performance of lower-rated corporate bonds. Although the fund held an underweighted position in the relatively strong mortgage-backed securities sector, any resulting weakness was offset by investments in higher-yielding commercial mortgages and asset-backed securities.

What is the fund's current strategy?

While we currently expect a limited number of additional rate hikes, we have begun to prepare the portfolio for the next phase of the credit cycle. Accordingly, we have placed greater emphasis on intermediate-term securities, lengthening the fund's average duration from a short position to one that is more in line with the benchmark. With quality spreads still narrow, we have maintained a relatively cautious posture with regard to credit quality in the corporate bond market. Elsewhere, we remain watchful for opportunities to purchase emerging markets bonds at attractive prices in advance of upcoming elections, but we no longer view euro-denominated bonds as attractive due to central bank rate hikes in Europe. We believe that these are prudent strategies until the economic outlook and the bond market's direction become clearer.

April 17, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect until June 30, 2006, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus A Bonds Plus, Inc. and the Lehman Brothers U.S. Aggregate Index

Average Annual Total Returns *as of 3/31/06*

	1 Year	5 Years	10 Years
Fund	**2.39%**	**3.80%**	**5.05%**

† Source: Lipper Inc.

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus A Bonds Plus, Inc. on 3/31/96 to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.

The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged total return index of corporate, government and government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years and does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus A Bonds Plus, Inc. from October 1, 2005 to March 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended March 31, 2006

Expenses paid per $1,000†	$ 3.99
Ending value (after expenses)	$999.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2006

Expenses paid per $1,000†	$ 4.03
Ending value (after expenses)	$1,020.94

† *Expenses are equal to the fund's annualized expense ratio of .80%; multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2006

Bonds and Notes–131.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense–.4%				
L-3 Communications, Sr. Sub. Notes, Ser. B	6.38	10/15/15	190,000	188,100
L-3 Communications, Sr. Sub. Notes	7.63	6/15/12	730,000	757,375
Raytheon, Sr. Notes	5.50	11/15/12	375,000	373,684
				1,319,159
Agricultural–.5%				
Altria, Notes	7.00	11/4/13	1,475,000	**1,588,134**
Airlines–.0%				
US Airways, Enhanced Equip. Notes, Ser. C	8.93	10/15/09	904,468 a,b	**90**
Asset-Backed Ctfs./ Automobile Receivables–4.6%				
AmeriCredit Automobile Receivables Trust, Ser. 2005-DA, Cl. A2	4.75	1/6/09	1,200,000	1,198,573
Capital One Auto Finance Trust, Ser. 2005-C, Cl. A2	4.48	10/15/08	1,300,000	1,297,620
Capital One Prime Auto Receivables Trust, Ser. 2006-1, Cl. A1	4.87	3/15/07	800,000	800,094
Chase Manhattan Auto Owner Trust, Ser. 2005-B, Cl. A2	4.77	3/15/08	1,200,000	1,198,538
Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B	4.64	4/15/10	1,140,000	1,120,915
Honda Auto Receivables Owner Trust, Ser. 2005-5, Cl. A1	4.22	11/15/06	1,217,627	1,217,348
WFS Financial Owner Trust, Ser. 2003-3, Cl. A4	3.25	5/20/11	8,225,000	8,075,537
WFS Financial Owner Trust, Ser. 2005-2, Cl. B	4.57	11/19/12	575,000	565,340
				15,473,965
Asset-Backed Ctfs./ Credit Cards–.4%				
Capital One Multi-Asset Execution Trust, Ser. 2004-C1, Cl. C1	3.40	11/16/09	1,475,000	**1,452,741**
Asset-Backed Ctfs./ Home Equity Loans–4.4%				
Accredited Mortgage Loan Trust, Ser. 2006-1, Cl. A1	4.88	4/25/36	1,250,000 c	1,250,000

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Home Equity Loans (continued)**				
Accredited Mortgage Loan Trust, Ser. 2005-1, Cl. A2A	4.92	4/25/35	144,363 c	144,463
Accredited Mortgage Loan Trust, Ser. 2005-2, Cl. A2A	4.92	7/25/35	563,285 c	563,590
Accredited Mortgage Loan Trust, Ser. 2005-3, Cl. A2A	4.92	9/25/35	996,901 c	997,679
ACE Securities, Ser. 2005-HE1, Cl. A2A	4.94	2/25/35	226,059 c	226,237
Ameriquest Mortgage Securities, Ser. 2003-11, Cl. AF6	5.14	1/25/34	925,000	914,099
Bear Stearns Asset-Backed Securities I, Ser. 2005-HE3, Cl. A1	4.90	3/25/35	198,513 c	198,663
Bear Stearns Asset-Backed Securities I, Ser. 2005-HE4, Cl. A1	4.92	4/25/35	442,533 c	442,867
Bear Stearns Asset-Backed Securities I, Ser. 2005-HE2, Cl. A1	4.93	2/25/35	107,632 c	107,709
Bear Stearns Asset-Backed Securities I, Ser. 2005-TC1, Cl. A1	4.93	5/25/35	317,329 c	317,323
Centex Home Equity, Ser. 2005-D, Cl. AV1	4.93	10/25/35	1,027,266 c	1,028,066
First NLC Trust, Ser. 2005-3, Cl. AV2	5.05	12/25/35	900,000 c	900,555
Fremont Home Loan Trust, Ser. 2005-1, Cl. 2A1	4.92	6/25/35	11,846 c	11,852
Home Equity Asset Trust, Ser. 2005-5, Cl. 2A1	4.93	11/25/35	1,408,556 c	1,409,602
Home Equity Asset Trust, Ser. 2005-8, Cl. 2A1	4.93	2/25/36	859,597 c	860,319
JP Morgan Mortgage Acquisition, Ser. 2005-FRE1, Cl. A2F	5.38	7/25/27	1,518,159	1,511,979
Mastr Asset Backed Securities Trust, Ser. 2005-WMC1, Cl. A3	4.92	3/25/35	164,299 c	164,314
Morgan Stanley ABS Capital I, Ser. 2005-NC2, Cl. A3A	4.90	3/25/35	388,408 c	388,707

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ **Home Equity Loans (continued)**				
Morgan Stanley Home Equity Loans, Ser. 2005-2, Cl. A2A	4.91	5/25/35	466,944 c	466,813
Residential Asset Securities, Ser. 2005-EMX1, Cl. AI1	4.92	3/25/35	375,417 c	375,715
Residential Asset Securities, Ser. 2005-AHL2, Cl. A1	4.92	10/25/35	1,212,140 c	1,213,099
Residential Asset Securities, Ser. 2005-EMX3, Cl. AI1	4.93	9/25/35	1,006,596 c	1,007,406
Residential Funding Mortgage Securities, Ser. 2006-HSA2, Cl. AI2	5.50	3/25/36	240,000	239,013
				14,740,070
Asset-Backed Ctfs./ **Manufactured Housing—1.0%**				
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	708,380	738,017
Origen Manufactured Housing, Ser. 2005-A, Cl. A1	4.06	7/15/13	1,081,847	1,075,530
Origen Manufactured Housing, Ser. 2005-B, Cl. A1	5.25	2/15/14	1,396,511	1,397,269
				3,210,816
Asset-Backed Ctfs./Other—7.3%				
Citigroup Mortgage Loan Trust, Ser. 2005-OPT3, Cl. A1A	4.91	5/25/35	676,080 c	676,181
Countrywide Asset-Backed Ctfs. II, Ser. 2005-2, Cl. 2A1	4.91	8/25/35	95,956 c	95,960
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB4, Cl. AV1	4.92	8/25/35	607,161 c	607,536
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB7, Cl. AF1	5.21	11/25/36	1,674,841	1,667,000
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB8, Cl. AF1B	5.45	12/25/35	1,574,763	1,568,709
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB1, Cl. AF1	5.46	1/25/36	1,931,921	1,924,829

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Other (continued)				
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1	5.72	12/25/36	446,264	444,929
First Franklin Mortgage Loan Asset-Backed Ctfs., Ser. 2005-FFH3, Cl. 2A1	4.95	9/25/35	942,071 c	942,784
Merrill Lynch Mortgage Investors, Ser. 2005-WMC1, Cl. A2A	4.92	9/25/35	10,455 c	10,462
Morgan Stanley ABS Capital I, Ser. 2005-WMC2, Cl. A2A	4.90	2/25/35	139,803 c	139,903
Morgan Stanley ABS Capital I, Ser. 2005-WMC6, Cl. A2A	4.93	7/25/35	641,627 c	642,120
Ownit Mortgage Loan Asset Backed Ctfs., Ser. 2005-2, Cl. A2A	4.93	3/25/36	598,078 c	598,162
Ownit Mortgage Loan Asset Backed Ctfs., Ser. 2006-1, Cl. AF1	5.42	12/25/36	1,383,415	1,376,681
Popular ABS Mortgage Pass-Through Trust, Ser. 2005-D, Cl. A1	5.36	1/25/36	1,574,788	1,568,496
Residential Asset Mortgage Products, Ser. 2005-RZ1, Cl. A1	4.92	12/25/34	541,992 c	542,418
Residential Asset Mortgage Products, Ser. 2005-RS3, Cl. AIA1	4.92	3/25/35	883,412 c	884,103
Residential Asset Mortgage Products, Ser. 2005-EFC5, Cl. A1	4.92	10/25/35	1,372,996 c	1,374,084
Residential Asset Mortgage Products, Ser. 2005-RS2, Cl. AII1	4.93	2/25/35	356,683 c	356,993
Residential Asset Mortgage Products, Ser. 2004-RS12, Cl. AII1	4.95	6/25/27	477,737 c	478,126
Saxon Asset Securities Trust, Ser. 2004-2, Cl. AF2	4.15	8/25/35	5,183,000	5,136,323
Saxon Asset Securities Trust, Ser. 2005-3, Cl. A2A	4.94	11/25/35	900,969 c	901,635
Soundview Home Equity Loan Trust, Ser. 2005-B, Cl. M3	5.83	5/25/35	450,000	444,058
Specialty Underwriting & Residential Finance, Ser. 2006-BC2, Cl. A2A	4.81	2/25/37	2,000,000 c	2,000,000

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Other (continued)				
Specialty Underwriting & Residential Finance, Ser. 2005-BC1, Cl. A1A	4.93	12/25/35	312,631 c	312,868
				24,694,360
Auto Manufacturing–.2%				
DaimlerChrysler, Notes	4.88	6/15/10	295,000	284,572
DaimlerChrysler, Notes	8.50	1/18/31	325,000	381,284
				665,856
Automotive, Trucks & Parts–.1%				
Johnson Controls, Sr. Notes	5.25	1/15/11	195,000	**191,957**
Banking–7.0%				
Chevy Chase Bank, Sub. Notes	6.88	12/1/13	480,000	494,400
Chuo Mitsui Trust & Banking, Sub. Notes	5.51	12/1/49	1,005,000 c,d	955,485
Colonial Bank of Montgomery Alabama, Sub. Notes	6.38	12/1/15	750,000	754,382
Colonial Bank of Montgomery Alabama, Sub. Notes	8.00	3/15/09	250,000	261,049
HBOS Capital, Notes	6.07	6/30/14	5,410,000 c,d	5,417,725
Manufacturers & Traders Trust, Sub. Notes	5.59	12/28/20	475,000	464,784
NB Capital Trust IV, Capital Securities	8.25	4/15/27	1,000,000	1,062,772
Northern Rock, Sub. Notes	5.60	4/30/49	975,000 c,d	951,693
Rabobank Capital Funding II, Bonds	5.26	12/31/13	2,525,000 c,d	2,430,777
Regions Financial, Sr. Notes	4.80	8/8/08	1,450,000 c	1,451,257
Resona Bank, Notes	5.85	4/15/16	835,000 d	811,736
Shinsei Finance Cayman, Bonds	6.42	1/1/49	510,000 d	502,893

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Banking (continued)				
Sovereign Bancorp, Sr. Notes	4.80	9/1/10	925,000 d	894,279
Sumitomo Mitsui Banking, Notes	5.63	7/15/49	560,000 c,d	544,230
US Bank, Notes, Ser. BNT1	4.75	9/29/06	2,350,000 c	2,350,693
USB Capital IX, Bonds	6.19	4/1/49	700,000 c	694,567
Wachovia Bank, Sub. Notes	5.00	8/15/15	850,000	807,901
Washington Mutual, Sub. Notes	4.63	4/1/14	1,695,000	1,552,296
Wells Fargo & Co., Sub. Notes	6.38	8/1/11	540,000 e	563,705
Zions Bancorporation, Sub. Notes	6.00	9/15/15	825,000	836,416
				23,803,040
Building & Construction—.4%				
American Standard, Sr. Notes	7.38	2/1/08	500,000	514,695
American Standard, Sr. Notes	7.63	2/15/10	805,000	850,395
				1,365,090
Chemicals—1.4%				
ICI Wilmington, Notes	5.63	12/1/13	1,125,000 e	1,090,709
ICI Wilmington, Notes	7.05	9/15/07	250,000	254,403
Lubrizol, Sr. Notes	4.63	10/1/09	815,000	790,250
Lubrizol, Sr. Debs	6.50	10/1/34	1,100,000	1,089,427
RPM International, Sr. Notes	4.45	10/15/09	700,000	668,190
RPM International, Bonds	6.25	12/15/13	790,000	783,838
				4,676,817

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial & Professional Services–.6%				
Erac USA Finance, Bonds	5.60	5/1/15	550,000 d	536,652
Erac USA Finance, Notes	7.95	12/15/09	360,000 d	388,028
RR Donnelley & Sons, Notes	4.95	4/1/14	1,180,000	1,084,315
				2,008,995
Commercial Mortgage Pass-Through Ctfs.–4.4%				
Banc of America Commercial Mortgage, Ser. 2005-2, Cl. A2	4.25	7/10/43	1,500,000	1,472,542
Bayview Commercial Asset Trust, Ser. 2006-SP1, Cl. A1	5.09	4/25/36	700,000 c,d	700,219
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. A,	5.18	4/25/34	534,517 c,d	535,519
Bayview Commercial Asset Trust, Ser. 2003-1, Cl. A,	5.40	8/25/33	436,058 c,d	438,885
Bayview Commercial Asset Trust, Ser. 2003-2, Cl. A,	5.40	12/25/33	553,174 c,d	554,902
Bayview Commercial Asset Trust, Ser. 2006-1A, B2,	6.52	3/25/36	224,207 c,d	224,487
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B3	7.82	11/25/35	244,262 c,d	249,949
Bayview Commercial Asset Trust, Ser. 2005-4A, Cl. B3	8.32	1/25/36	222,730 c,d	222,730
Calwest Industrial Trust, Ser. 2002-CALW, Cl. A	4.43	2/15/17	1,750,000 d	1,811,912
Citigroup/Deutsche Bank Commercial Mortgage, Ser. 2006-CD2, Cl. A2,	5.41	1/15/46	580,000	578,825
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	445,000 d	433,180
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	580,000 d	577,430
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	290,000 d	289,325

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
GMAC Commercial Mortgage Securities, Ser. 2000-C2, Cl. A1	7.27	8/16/33	150,800	151,093
JP Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. A2	5.20	12/15/44	1,250,000	1,240,053
Merrill Lynch Mortgage Trust, Ser. 2005-CIP1, Cl. A2	4.43	8/12/10	885,000	869,467
Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A2	5.22	11/12/37	300,000	298,503
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	1,000,000	986,287
Washington Mutual Asset Securities, Ser. 2003-C1A, Cl. A	3.83	1/25/35	3,464,815 [d]	3,313,949
				14,949,257
Diversified Financial Services—5.8%				
Amvescap, Notes	5.38	2/27/13	1,000,000	966,265
Bear Stearns Cos., Notes	4.50	10/28/10	575,000 [e]	553,462
Boeing Capital, Sr. Notes	7.38	9/27/10	890,000	959,635
CIT Group, Sr. Notes	4.75	8/15/08	825,000	814,688
Countrywide Home Loans, Notes, Ser. L	4.00	3/22/11	505,000	469,688
Credit Suisse First Boston USA, Notes	5.13	8/15/15	850,000 [e]	814,788
Glencore Funding, Notes	6.00	4/15/14	1,250,000 [d]	1,191,853
Goldman Sachs Group, Notes	4.50	6/15/10	920,000	887,443
HSBC Finance Capital Trust IX, Notes	5.91	11/30/35	400,000	393,165

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
ILFC E-Capital Trust I, Bonds	5.90	12/21/65	300,000 d,e	291,450
ILFC E-Capital Trust II, Bonds	6.25	12/21/65	455,000 c,d	436,835
Jefferies Group, Sr. Notes	5.50	3/15/16	1,200,000	1,146,462
John Deere Capital, Sr. Notes, Ser. D	4.40	7/15/09	570,000	553,749
JPMorgan Chase & Co., Sub. Notes	5.13	9/15/14	1,460,000	1,405,714
Lehman Brothers, Notes	5.50	4/4/16	315,000	309,396
Lehman Brothers Holdings E-Capital Trust I, Notes	5.55	8/19/65	170,000 c,d	170,658
MBNA, Notes	6.13	3/1/13	1,345,000	1,391,569
Mizuho JGB Investment, Bonds, Ser. A	9.87	6/30/08	750,000 c,d	814,670
Morgan Stanley, Sub. Notes	4.75	4/1/14	1,919,000 e	1,793,325
Morgan Stanley, Sr. Notes	4.83	2/9/09	820,000 c	821,310
MUFG Capital Finance Tier 1, Sr. Sub. Notes	6.35	3/15/49	520,000 c	513,569
Nuveen Investments, Sr. Notes	5.00	9/15/10	500,000	483,449
Residential Capital, Notes	6.13	11/21/08	350,000	350,771
Residential Capital, Sr. Notes	6.38	6/30/10	1,900,000	1,915,856
Windsor Financing, Sr. Notes	5.88	7/15/17	210,000 d	208,377
				19,658,147
Diversified Metals & Mining–.6%				
Falconbridge, Bonds	5.38	6/1/15	100,000	93,781

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Metals & Mining (continued)				
Falconbridge, Notes	6.00	10/15/15	375,000	367,626
Ispat Inland, Secured Notes	9.75	4/1/14	80,000	90,628
Southern Copper, Sr. Notes	7.50	7/27/35	440,000	429,253
Teck Cominco, Notes	7.00	9/15/12	875,000	930,414
				1,911,702
Electric Utilities–1.4%				
Consumers Energy, First Mortgage	5.00	2/15/12	1,160,000	1,116,530
Dominion Resources, Sr. Notes, Ser. A	7.20	9/15/14	835,000	900,485
FirstEnergy, Sr. Notes, Ser. B	6.45	11/15/11	530,000	549,052
FPL Energy National Wind, Secured Notes	5.61	3/10/24	194,828 d	187,647
Mirant, Sr. Notes	7.38	12/31/13	397,000 d	406,925
Nevada Power, Mortgage Notes	5.95	3/15/16	175,000 d	173,139
Nisource Finance, Sr. Notes	5.25	9/15/17	650,000	611,311
NiSource Finance, Sr. Notes	5.34	11/23/09	350,000 c	351,473
Sierra Pacific Power, Mortgage Notes	6.25	4/15/12	365,000	369,671
				4,666,233
Environmental Control–.8%				
Republic Services, Notes	6.09	3/15/35	1,225,000	1,194,217
Waste Management, Sr. Notes	6.88	5/15/09	470,000	489,031
Waste Management, Sr. Notes	7.00	7/15/28	1,000,000	1,073,680
				2,756,928

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Food & Beverages—1.1%				
Bavaria,				
Sr. Notes	8.88	11/1/10	1,605,000 d	1,741,425
H.J. Heinz,				
Notes	6.43	12/1/08	425,000 d	432,769
Safeway,				
Sr. Notes	7.25	2/1/31	650,000	690,829
Stater Brothers,				
Sr. Notes	8.13	6/15/12	360,000	361,350
Tyson Foods,				
Sr. Notes	6.60	4/1/16	520,000	514,536
				3,740,909
Foreign/Governmental—1.9%				
Argentina Bonos,				
Bonds	4.89	8/3/12	1,205,000 c	991,113
Banco Nacional de				
Desenvolvimento				
Economico e Social, Notes	5.73	6/16/08	1,185,000 c	1,157,153
Export-Import Bank of Korea,				
Sr. Notes	4.50	8/12/09	1,075,000	1,045,109
Mexican Bonos,				
Bonds, Ser. M	9.00	12/22/11	10,485,000 f	989,707
Republic of Peru,				
Bonds	7.35	7/21/25	110,000	108,625
Republic of Peru,				
Bonds	8.38	5/3/16	335,000	365,150
Republic of South Africa,				
Notes	9.13	5/19/09	840,000	924,000
United Mexican States,				
Notes	6.63	3/3/15	845,000	883,870
				6,464,727
Health Care—1.3%				
Coventry Health Care,				
Sr. Notes	5.88	1/15/12	280,000	278,600
HCA,				
Sr. Notes	6.95	5/1/12	845,000	857,388

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Health Care (continued)				
Medco Health Solutions, Sr. Notes	7.25	8/15/13	275,000	296,520
Quest Diagnostics, Sr. Notes	5.13	11/1/10	365,000	358,435
Teva Pharmaceutical Finance, Bonds	6.15	2/1/36	565,000	534,282
United Healthcare, Sr. Notes	5.38	3/15/16	860,000	842,441
WellPoint, Notes	5.00	1/15/11	455,000 e	445,232
Wyeth, Notes	6.95	3/15/11	580,000	615,567
				4,228,465
Lodging & Entertainment−.7%				
Harrah's Operating, Sr. Notes	8.00	2/1/11	680,000	738,646
MGM Mirage, Sr. Notes	6.00	10/1/09	375,000	371,250
Mohegan Tribal Gaming Authority, Sr. Notes	6.13	2/15/13	620,000	614,575
Station Casinos, Sr. Notes	6.00	4/1/12	785,000 e	778,131
				2,502,602
Media−1.4%				
British Sky Broadcasting, Notes	6.88	2/23/09	900,000	932,025
Comcast, Notes	5.50	3/15/11	990,000	980,236
News America Holdings, Debs.	7.70	10/30/25	775,000	838,714
Time Warner, Notes	6.75	4/15/11	900,000	934,387
Univision Communications, Notes	7.85	7/15/11	965,000	1,013,160
				4,698,522

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Oil & Gas−1.2%				
Amerada Hess, Notes	6.65	8/15/11	810,000 e	848,127
Enteprise Products Operating, Sr. Notes, Ser. B	5.60	10/15/14	1,395,000	1,354,977
Oneok, Notes	5.20	6/15/15	400,000	380,938
Pemex Project Funding Master Trust, Notes	5.75	12/15/15	650,000 d	623,188
XTO Energy, Sr. Notes	7.50	4/15/12	870,000	950,988
				4,158,218
Packaging & Containers−.4%				
Crown Americas/Capital, Sr. Notes	7.63	11/15/13	575,000 d	598,000
Crown Americas/Capital, Sr. Notes	7.75	11/15/15	325,000 d	338,813
Sealed Air, Notes	5.63	7/15/13	590,000 d	574,268
				1,511,081
Paper & Forest Products−.8%				
Georgia-Pacific, Sr. Notes	8.00	1/15/24	780,000	790,725
Sappi Papier, Notes	6.75	6/15/12	265,000 d	252,402
Temple-Inland, Bonds	6.63	1/15/18	700,000	716,020
Westvaco, Debs.	7.95	2/15/31	465,000	501,905
Weyerhaeuser, Debs.	7.38	3/15/32	435,000 e	465,889
				2,726,941
Property-Casualty Insurance−2.2%				
Ace Capital Trust II, Bonds	9.70	4/1/30	400,000	534,103
Aegon Funding, Bonds	5.75	12/15/20	950,000	935,447

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Property-Casualty Insurance (continued)				
American International Group, Notes	5.05	10/1/15	470,000 [d]	448,985
AON, Capital Securities	8.21	1/1/27	525,000	602,622
Assurant, Sr. Notes	6.75	2/15/34	725,000	754,334
ING Groep, Bonds	5.78	12/8/49	700,000	682,156
Metlife, Sr. Notes	5.50	6/15/14	2,195,000	2,176,393
Nippon Life Insurance, Notes	4.88	8/9/10	850,000 [d]	824,522
Phoenix Cos., Sr. Notes	6.68	2/16/08	355,000	356,087
				7,314,649
Real Estate Investment Trusts—4.3%				
Archstone-Smith Operating Trust, Sr. Notes	5.25	5/1/15	900,000	866,637
Arden Realty, Notes	5.25	3/1/15	675,000	659,918
Boston Properties, Sr. Notes	5.00	6/1/15	810,000	760,558
Brandywine Operating Partnership, Notes	5.41	4/1/09	600,000 [c]	600,281
Commercial Net Lease Realty, Sr. Notes	6.15	12/15/15	375,000	370,511
Duke Realty, Notes	3.50	11/1/07	890,000	865,894
Duke Realty, Sr. Notes	5.88	8/15/12	2,210,000	2,235,897
EOP Operating, Sr. Notes	7.00	7/15/11	1,090,000	1,148,130
ERP Operating, Notes	5.13	3/15/16	615,000	584,502
ERP Operating, Notes	5.25	9/15/14	150,000	145,637

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Real Estate Investment Trusts (continued)				
ERP Operating, Sr. Notes	5.38	8/1/16	255,000	246,849
Federal Realty Investment Trust, Sr. Notes	5.65	6/1/16	550,000	539,483
Healthcare Realty Trust, Sr. Notes	5.13	4/1/14	875,000	820,352
HRPT Properties Trust, Sr. Notes	5.52	3/15/11	825,000 c	826,368
Mack-Cali Realty, Notes	5.05	4/15/10	400,000	389,144
Mack-Cali Realty, Notes	5.25	1/15/12	675,000	656,850
Mack-Cali Realty, Bonds	5.80	1/15/16	690,000	675,014
Regency Centers, Sr. Notes	5.25	8/1/15	220,000	209,913
Simon Property, Notes	4.88	8/15/10	1,000,000	974,432
Socgen Real Estate, Bonds	7.64	12/29/49	1,040,000 d	1,069,978
				14,646,348
Residential Mortgage Pass-Through Ctfs.–4.1%				
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF2	4.92	8/25/35	1,386,204	1,372,706
Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	1,650,000	1,591,008
Citigroup Mortgage Loan Trust, Ser. 2006-WF1, Cl. A2A	5.70	3/1/36	800,000	799,438
Countrywide Alternative Loan Trust, Ser. 2005-J4, Cl. 2A1B	4.94	7/25/35	551,622 c	551,729
First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1	6.25	10/25/34	5,253,413	5,271,891
IMPAC Secured Asset CNM Owner Trust, Ser. 2006-1, Cl. 2A1	5.17	1/25/36	505,000 c	505,000

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs. (continued)				
Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5	4.98	5/25/35	775,000	745,242
Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	779,000	754,111
Residential Funding Mortgage Securities I, Ser. 2004-S3, Cl. M1	4.75	3/25/19	1,238,914	1,178,210
Structured Adjustable Rate Mortgage Loan Trust, Ser. 2005-8XS, Cl. A1	4.92	4/25/35	218,760 c	218,829
Washington Mutual, Ser. 2005-AR4, Cl. A4B	4.68	4/25/35	1,025,000 c	1,001,321
				13,989,485
Retail−.4%				
Darden Restaurants, Sr. Notes	6.00	8/15/35	575,000	515,125
May Department Stores, Notes	6.65	7/15/24	985,000	1,002,127
				1,517,252
State Government−.3%				
Erie County Tobacco Asset Securitization, Asset-Backed Bonds, Ser. E	6.00	6/1/28	700,000	686,490
Tobacco Settlement Authority of Iowa, Asset-Backed Bonds, Ser. A	6.50	6/1/23	370,000	363,399
				1,049,889
Structured Index−1.6%				
AB Svensk Exportkredit, GSNE-ER Indexed Notes	0.00	2/5/07	5,380,000 d,g	**5,420,350**
Technology−.1%				
Freescale Semiconductor, Sr. Notes	6.88	7/15/11	305,000	**313,388**
Telecommunications−2.4%				
AT & T, Notes	5.63	6/15/16	580,000	565,386

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications *(continued)*				
Deutsche Telekom International Finance, Bonds	8.25	6/15/30	1,130,000 c	1,355,637
Koninklijke KPN, Sr. Notes	8.38	10/1/30	1,435,000	1,583,957
New Cingular Wireless Services, Sr. Notes	8.75	3/1/31	440,000	558,895
Nextel Communications, Sr. Notes, Ser. F	5.95	3/15/14	500,000	495,624
Sprint Capital, Notes	8.75	3/15/32	1,485,000	1,862,053
Telecom Italia Capital, Notes	4.88	10/1/10	775,000	746,986
Verizon Global Funding, Notes	4.88	8/15/07	550,000 c	550,160
Verizon Global Funding, Bonds	5.85	9/15/35	300,000 e	269,970
Verizon Global Funding, Notes	7.75	6/15/32	245,000	272,378
				8,261,046
Textiles & Apparel—.2%				
Mohawk Industries, Sr. Notes	5.75	1/15/11	700,000	**694,611**
Transportation—.2%				
Ryder System, Notes	5.00	6/15/12	575,000	**545,003**
U.S. Government Agencies/ Mortgage-Backed—37.2%				
Federal Home Loan Mortgage Corp.:				
3.50%, 9/1/10			327,239	309,545
Multiclass Mortgage Participation Ctfs. REMIC:				
Ser. 51, Cl. E, 10.00%, 7/15/20			445,892	444,719
Ser. 2586, Cl. WE, 4.00%, 12/15/32 (Interest Only Obligation),			3,111,395	2,878,720
Ser. 2750, Cl. IK, 5.00%, 5/15/26			4,617,400 h	785,886

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)		
Federal National Mortgage Association:		
4.50%	19,140,000 i	18,302,625
5.00%	46,990,000 i	45,131,449
5.50%	23,925,000 i	23,474,773
4.00%, 5/1/10	1,856,305	1,784,373
5.00%, 7/25/34	2,443,681	2,411,449
5.50%, 9/1/34	800,053	782,347
6.00%, 1/1/19−4/1/33	2,009,526	2,021,853
8.00%, 12/1/25	49,830	52,929
REMIC Trust, Gtd. Pass-Through Ctfs., Ser. 1988-16, Cl. B 9.50%, 6/25/18	217,020	233,778
Government National Mortgage Association I:		
5.50%, 4/15/33	5,974,378	5,922,102
6.86%, 4/15/06	12,672,165	12,442,466
7.00%, 6/15/08	4,103	4,153
9.50%, 11/15/17	546,415	589,615
Ser. 2005-90, Cl. A, 3.76%, 7/16/28	1,416,705	1,354,922
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	896,958	865,269
Ser. 2006-6, Cl. A, 4.05%, 10/16/23	184,482	178,739
Ser. 2006-3, Cl. A, 4.21%, 1/16/28	1,742,892	1,685,769
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	1,247,741	1,207,058
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	1,175,000	1,141,806
Ser. 2005-87, Cl. A, 4.45%, 5/16/25	1,089,428	1,061,338
U.S. Government Gtd. Development Participation Ctfs. (Gtd. By U.S. Small Business Administration), Ser. 1997-20J, Cl. 1, 6.55%, 10/1/17	620,740	637,740
		125,705,423
U.S. Government−27.9%		
U.S. Treasury Bonds:		
4.50%, 2/15/36	6,975,000	6,546,693
5.25%, 11/15/28	4,407,000	4,526,473
6.25%, 5/15/30	3,635,000	4,249,242

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government (continued)		
U.S. Treasury Notes:		
2.25%, 4/30/06	24,600,000 j	24,559,656
3.50%, 2/15/10	6,530,000	6,226,968
3.63%, 4/30/07	12,460,000	12,302,256
4.38%, 12/31/07	5,800,000	5,755,595
4.75%, 3/31/11	13,190,000	13,157,038
4.75%, 5/15/14	50,000	49,578
7.00%, 7/15/06	16,650,000	16,756,027
		94,129,526
Total Bonds and Notes		
(cost $452,075,916)		**442,751,792**

Options−.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options−.0%		
Dow Jones CDX.EM.4		
May 2006 @ 1.032	1,900,000	11,780
Dow Jones CDX.EM.4		
May 2006 @ 1.032	1,550,000	6,200
U.S. Treasuy Notes, 4.5%, 2/28/2011		
September 2006 @ 101.07	13,560,000	13,772
		31,752
Put Options−.0%		
6 Month Euribor Interest Rate Swap		
January 2007 @ 3.56	2,700,000	59,268
U.S. Treaury 5 Year Note Future		
May 2006 @ 104.5	6,400,000	33,000
		92,268
Total Options		
(cost $111,430)		**124,020**

Other Investment−5.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $17,294,000)	17,294,000 k	**17,294,000**

Investment of Cash Collateral for Securities Loaned—1.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $6,224,550)	6,224,550 [k]	**6,224,550**
Total Investments (cost $475,705,896)	**138.0%**	**466,394,362**
Liabilities, Less Cash and Receivables	**(38.0%)**	**(128,311,207)**
Net Assets	**100.0%**	**338,083,155**

[a] *Non-income producing—security in default.*

[b] *The value of this security has been determined in good faith under the direction of the Board of Directors.*

[c] *Variable rate security—interest rate subject to periodic change.*

[d] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2006, these securities amounted to $38,992,239 or 11.5% of net assets.*

[e] *All or a portion of these securities are on loan. At March 31, 2006, the total market value of the fund's securities on loan is $5,996,013 and the total market value of the collateral held by the fund is $6,224,550.*

[f] *Principal amount stated in U.S. Dollars unless otherwise noted.*
  MXN—Mexican New Peso

[g] *Security linked to Goldman Sachs Non-Energy—Excess Return Index.*

[h] *Notional face amount shown.*

[i] *Purchased on a forward commitment basis.*

[j] *Partially held by a broker as collateral for open financial futures positions.*

[k] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
U.S. Government & Agencies	65.1	Structured Index	1.6
Corporate Bonds	35.9	State Government	.3
Asset/Mortgaged Backed	26.2	Futures/Options/Swaps	.1
Money Market Investments	7.0		
Foreign/Governmental	1.9		**138.1**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

March 31, 2006

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 3/31/2006 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	42	8,562,094	June 2006	(11,156)
U.S. Treasury 5 Year Bonds	182	19,007,625	June 2006	(116,109)
Financial Futures Short				
U.S. Treasury 10 Year Notes	74	7,872,906	June 2006	46,266
U.S. Treasury 30 Year Notes	94	10,260,688	June 2006	348,093
				267,094

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

March 31, 2006

	Face Amount Covered by Contracts ($)	Value ($)
Call Options:		
Dow Jones CDX.EM.4		
May 2006 @ 1.039	3,800,000	12,920
Dow Jones CDX.EM.4		
May 2006 @ 1.0395	3,100,000	5,580
U.S. Treasury Notes, 4.5%, 2/15/2016		
April 2006 @ 101.65625	6,895,000	1,077
Put Options:		
U.S. Treaury 5 Year Note Future		
May 2006 @ 104	6,400,000	20,000
U.S. Treasury Notes, 4.5%, 2/15/2016		
April 2006 @ 97.65625	6,895,000	48,481
U.S. Treasury Notes, 4.5%, 2/28/2011		
September 2006 @ 96.164	13,560,000	19,598
(Premiums received $83,270)		**107,656**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2006

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $5,996,013)–Note 1(c):		
Unaffiliated issuers	452,187,346	442,875,812
Affiliated issuers	23,518,550	23,518,550
Cash denominated in foreign currencies		120
Receivable for investment securities sold		10,698,520
Dividends and interest receivable		3,960,441
Unrealized appreciation on swap contracts–Note 4		371,235
Receivable for shares of Common Stock subscribed		17,888
Receivable for futures variation margin–Note 4		8,313
Prepaid expenses		15,528
		481,466,407
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		201,973
Cash overdraft due to Custodian		56,818
Payable for investment securities purchased		135,410,730
Liability for securities on loan–Note 1(c)		6,224,550
Payable for shares of Common Stock redeemed		958,708
Unrealized depreciation on swap contracts–Note 4		283,241
Outstanding options written, at value (premiums received $83,270)–See Statement of Options Written		107,656
Accrued expenses		139,576
		143,383,252
Net Assets ($)		**338,083,155**
Composition of Net Assets ($):		
Paid-in capital		381,958,003
Accumulated undistributed investment income–net		3,864,186
Accumulated net realized gain (loss) on investments		(38,775,467)
Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions, options transactions and swap transactions (including $267,094 net unrealized appreciation on financial futures)		(8,963,567)
Net Assets ($)		**338,083,155**
Shares Outstanding		
(100 million shares of $.001 par value Common Stock authorized)		25,333,480
Net Asset Value, offering and redemption price per share ($)		**13.35**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended March 31, 2006

Investment Income ($):	
Interest	16,390,180
Cash dividends;	
Affiliated issuers	213,618
Income from securities lending	11,160
Total Income	**16,614,958**
Expenses:	
Management fee–Note 3(a)	2,408,504
Shareholder servicing costs–Note 3(b)	774,629
Custodian fees–Note 3(b)	70,179
Professional fees	69,383
Prospectus and shareholders' reports	35,224
Registration fees	22,569
Directors' fees and expenses–Note 3(c)	21,058
Miscellaneous	20,656
Total Expenses	**3,422,202**
Less–reduction in management fee	
due to undertaking–Note 3(a)	(370,539)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(5,733)
Net Expenses	**3,045,930**
Investment Income–Net	**13,569,028**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(2,967,345)
Net realized gain (loss) on forward currency exchange contracts	1,631,249
Net realized gain (loss) on financial futures	(160,700)
Net realized gain (loss) on options transactions	173,499
Net realized gain (loss) on swap transactions	317,714
Net Realized Gain (Loss)	**(1,005,583)**
Net unrealized appreciation (depreciation) on investments,	
foreign currency transactions, options transactions	
and swap transactions (including $268,587 net	
unrealized appreciation on financial futures)	(3,525,476)
Net Realized and Unrealized Gain (Loss) on Investments	**(4,531,059)**
Net Increase in Net Assets Resulting from Operations	**9,037,969**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended March 31,	
	2006	2005
Operations ($):		
Investment income−net	13,569,028	14,952,751
Net realized gain (loss) on investments	(1,005,583)	(62,324)
Net unrealized appreciation (depreciation) on investments	(3,525,476)	(12,826,722)
Net Increase (Decrease) in Net Assets Resulting from Operations	**9,037,969**	**2,063,705**
Dividends to Shareholders from ($):		
Investment income−net	**(17,484,365)**	**(18,807,125)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	24,627,689	26,038,282
Dividends reinvested	15,462,472	16,659,064
Cost of shares redeemed	(79,625,020)	(149,243,080)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(39,534,859)**	**(106,545,734)**
Total Increase (Decrease) in Net Assets	**(47,981,255)**	**(123,289,154)**
Net Assets ($):		
Beginning of Period	386,064,410	509,353,564
End of Period	**338,083,155**	**386,064,410**
Undistributed investment income−net	3,864,186	4,945,498
Capital Share Transactions (Shares):		
Shares sold	1,798,349	1,897,239
Shares issued for dividends reinvested	1,132,772	1,216,358
Shares redeemed	(5,830,650)	(10,905,422)
Net Increase (Decrease) in Shares Outstanding	**(2,899,529)**	**(7,791,825)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended March 31,				
	2006	2005	2004a	2003	2002
Per Share Data ($):					
Net asset value, beginning of period	13.67	14.14	14.12	13.47	14.10
Investment Operations:					
Investment income–netb	.50	.47	.44	.63	.81
Net realized and unrealized gain (loss) on investments	(.17)	(.35)	.11	.71	(.56)
Total from Investment Operations	.33	.12	.55	1.34	.25
Distributions:					
Dividends from investment income–net	(.65)	(.59)	(.53)	(.69)	(.88)
Net asset value, end of period	13.35	13.67	14.14	14.12	13.47
Total Return (%)	2.39	.89	4.01	10.30	1.68
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.92	.93	.93	.93	.93
Ratio of net expenses to average net assets	.82	.91	.93	.93	.93
Ratio of net investment income to average net assets	3.66	3.42	3.09	4.56	5.87
Portfolio Turnover Rate	444.62c	648.92c	803.93c	636.05	533.95
Net Assets, end of period ($ x 1,000)	338,083	386,064	509,354	606,960	573,241

[a] *As of April 1, 2003, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to April 1, 2003, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the period ended March 31, 2004, was to increase net investment income per share by $.01, decrease net realized and unrealized gain (loss) on investments per share by $.01 and increase the ratio of net investment income to average net assets from 3.04% to 3.09%. Per share data and ratios/supplemental data for periods prior to April 1, 2003 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended March 31, 2006, March 31, 2005 and March 31, 2004 were 244.67%, 585.91% and 655.66%, respectively.*

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Dreyfus A Bonds Plus, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Investments in registered investment companies are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Directors. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain, can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On March 31, 2006, the Board of Directors declared a cash dividend of $.051 per share from undistributed investment income–net, payable on April 3, 2006 (ex-dividend date), to shareholders of record as of the close of business on March 31, 2006.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At March 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $4,179,064, accumulated capital losses $35,498,343 and unrealized depreciation $10,332,927. In addition, the fund had $2,222,642 of capital losses realized after October 31, 2005, which were deferred for tax purposes to the first day of the following fiscal year.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to March 31, 2006. If not applied, $13,098,116 of the carryover expires in fiscal 2008, $10,726,778 expires in fiscal 2010, $2,321,537 expires in fiscal 2011, $8,440,328 expires in fiscal 2013 and $911,584 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal periods ended March 31, 2006 and March 31, 2005 were as follows: ordinary income $17,484,365 and $18,807,125, respectively.

During the period ended March 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization of premiums, treasury inflation protected securities, paydown gains and losses on mortgage-backed securities and foreign currency transactions, the fund increased accumulated undistributed investment income-net by $2,834,025, decreased accumulated net realized gain (loss) on investments by $2,845,258 and increased paid-in capital by $11,233. Net assets were not affected by this reclassification.

NOTE 2—Bank Lines of Credit:

The fund may borrow up to $20 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended March 31, 2006, the fund did not borrow under either line of credit.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .65% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, interest on borrowings, brokerage commissions and extraordinary expenses, exceed 1½% of the value of the fund's average daily net assets, the fund may deduct from the payments to be made to the Manager, or the Manager will bear, the amount of such excess expense. The Manager has undertaken from April 1, 2005 through June 30, 2006 to waive receipt of .10% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $370,539 during the period ended March 31, 2006.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended March 31, 2006, the fund was charged $260,604 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2006, the fund was charged $158,724 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2006, the fund was charged $70,179 pursuant to the custody agreement.

During the period ended March 31, 2006, the fund was charged $3,784 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $189,305, custodian fees $10,660, chief compliance officer fees $1,910 and transfer agency per account fees $30,000, which are offset against an expense reimbursement currently in effect in the amount of $29,902.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, options transactions, forward currency exchange contracts and swap transactions during the period ended March 31, 2006, amounted to $1,998,327,516 and $1,947,008,536, of which $874,489,241 in purchases and $875,583,079 in sales were from dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at March 31, 2006, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended March 31, 2006:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain (Loss) ($)
Contracts outstanding March 31, 2005	16,380,000	100,364		
Contracts written	189,830,000	530,744		
Contracts terminated:				
Contracts closed	67,655,000	182,089	283,359	(101,270)
Contracts expired	97,905,000	365,749	–	365,749
Total contracts terminated	165,560,000	547,838	283,359	264,479
Contracts outstanding March 31, 2006	**40,650,000**	**83,270**		

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At March 31, 2006, there were no forward currency exchange contracts outstanding.

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) on swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes credit default swaps entered into by the fund at March 31, 2006:

Notional Amount ($)	Reference Entity	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation) ($)
1,060,000	BellSouth, 6%, 10/15/2011	Bear Stearns & Co	(.62)	3/20/16	(9,021)
690,000	BellSouth, 6%, 10/15/2011	Deutsche Bank	(.62)	3/20/16	(5,872)
737,000	CenturyTel, 7.875%, 8/15/2012	Citigroup	(1.16)	9/20/15	(9,943)
213,000	CenturyTel, 7.875%, 8/15/2012	Morgan Stanley	(1.15)	9/20/15	(2,720)
1,570,000	CenturyTel, 7.875%, 8/15/2012	Citigroup	(1.19)	9/20/15	(24,575)
2,730,000	Koninklijke KPN N.V., 8%, 10/1/2010	J.P. Morgan Chase Bank	(.86)	12/20/10	(6,058)
1,810,000	Koninklijke KPN N.V., 8%, 10/1/2010	Deutsche Bank	(.85)	12/20/10	(3,266)
2,120,000	Telefonica, S.A., 5.125%, 2/14/2013	Deutsche Bank	.54	3/20/11	8,389
1,380,000	Telefonica, S.A., 5.125%, 2/14/2013	J.P. Morgan Chase Bank	.52	3/20/11	4,249
1,340,000	Dow Jones CDX.NA.IG.4	Morgan Stanley	(.69)	6/20/10	(28,916)
1,350,000	Dow Jones CDX.NA.IG.4	Citigroup	(.69)	6/20/10	(31,923)
					(109,656)

The fund may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. The following summarizes open interest rate swaps entered into by the fund at March 31, 2006:

Notional Amount ($)	Reference Entity	Counterparty	(Pay) Receive Fixed Rate (%)	Expiration	Unrealized Appreciation (Depreciation)($)
7,263,000	USD-3 month LIBOR BBA	Merrill Lynch	(4.64)	5/13/15	358,597
7,263,000	USD-3 month LIBOR BBA	Merrill Lynch	4.17	5/13/08	(160,947)
					197,650

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At March 31, 2006, the cost of investments for federal income tax purposes was $476,807,589; accordingly, accumulated net unrealized depreciation on investments was $10,413,227, consisting of $397,198 gross unrealized appreciation and $10,810,425 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus A Bonds Plus, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus A Bonds Plus, Inc., including the statements of investments, financial futures and options written, as of March 31, 2006, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of March 31, 2006 and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus A Bonds Plus, Inc. at March 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
April 11, 2006

IMPORTANT TAX INFORMATION (Unaudited)

The fund hereby designates 91.63% of ordinary dividends paid during the fiscal year ended March 31, 2006 as qualifying "interest related dividends."

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as provides certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 185

David P. Feldman (66)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 56

James F. Henry (75)
Board Member (1976)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 21

Dr. Paul A. Marks (79)
Board Member (1979)

Principal Occupation During Past 5 Years:
- President, Emeritus (2000-present) and President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
- Pfizer, Inc., a pharmaceutical company, Director-Emeritus
- Lazard Freres & Company, LLC, Senior Adviser
- Carrot Capital Health Care Ventures, Advisor
- Armgo-Start-Up Biotech; Board of Directors
- Nanoviricide, Board Director
- PTC, Scientific Advisory Board

No. of Portfolios for which Board Member Serves: 21

————————————

Dr. Martin Peretz (66)
Board Member (1976)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2001)
- Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
- Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 21

————————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind Gersten Jacobs, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 185 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

ERIK D. NAVILOFF, Assistant Treasurer since December 2002.

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager - Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 201 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 201 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 197 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998. `

For More Information

Dreyfus
A Bonds Plus, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0084AR0306